Exhibit 99.1

Ninetowns Forms Strategic Partnership with Thomas Publishing Company

Wednesday May 2, 4:05 pm ET

BEIJING, China, May 2 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today announces that it has entered into a strategic partnership with Thomas Publishing Company, LLC's subsidiary Thomas Industrial Network, Inc. ("Thomas"), developer of catalog publishing solutions for industrial manufacturers, service providers, and distributors. Following Ninetowns' recent vertical search engine acquisition, this new partnership with Thomas is another synergistic step in the development of Ninetowns' business-to-business ("B2B") vertical search strategy, and enhancement of our position to become the leading B2B search and service provider in the international trade marketplace.

This strategic partnership is expected to enable manufacturers and service businesses in China to publish detailed product and service information on Ninetowns' developing B2B search and service platforms. Users can expect to access this information via customized, searchable catalogs online, allowing these businesses to compete more effectively in the global market across numerous industry categories, as well as significantly increasing the amount of qualified search inquiries. The catalog publishing technology developed by Thomas and licensed by Ninetowns has already been deployed by many customers in the United States, and combines sophisticated catalog display and search capabilities that can easily be manipulated by individual customers while generating significant online marketing advantages.

Ninetowns' Chief Executive Officer, Mr. Shuang Wang commented, "This partnership builds on Ninetown's foundation of focused vertical search technology gained through our recent acquisition, and our extensive experience in providing international trade e-filing services. The synergies from our partnership with Thomas provide us with a clear competitive advantage in the B2B market and will enable us to expand our future service offerings for our users. We look forward to capitalizing on the new opportunity presented by the partnership with Thomas, while remaining committed to our core strategy of leveraging our dominant market position and customer base, maintaining the value of our B2G offerings and generating new revenue streams through our next-generation B2B search platform."

Thomas' VP of Business Development, Erik Mikisch said, "Chinese manufacturers, like many U.S. companies, have not fully taken advantage of available technology to effectively market online to prospects and customers worldwide. For these Chinese companies to grow, it is critical to have detailed and meaningful information available to engage and connect with potential buyers 24/7."

About Thomas Publishing Company and Thomas Industrial Network

Thomas Industrial Network, Inc., is a wholly owned subsidiary of Thomas Publishing Company, LLC. For over a century, Thomas Publishing has been dedicated to providing industrial buyers and engineers with the product, service and supplier information they need to make informed purchasing decisions. This information was provided in print and, since 1995, on the Internet. Using best practices in industrial website development, Thomas creates websites for industrial companies with searchable online catalogs, e- commerce capabilities, and downloadable CAD drawings. Thomas also publishes the Internet's leading vertical destination sites for buyers of industrial products and services. Several million visitors each month on the various Thomas websites, including http://ThomasNet.com, represent decision-makers from companies of all sizes, Fortune 500 companies, the government, and the military.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE". More information can be found at http://www.ninetowns.com/english

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe,"

"project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Ms. Helen Wu or Ms. Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company
(+86-10) 6588-2256
ir@ninetowns.com

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
+1 (212) 889-4350
ninetowns@taylor-rafferty.com

Investor Relations (HK):
David Dambro, Director
Taylor Rafferty
+852 2167 2006
ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited